

Mail Stop 4631

February 22, 2016

Via E-Mail
J. Warren Huff
Chief Executive Officer
Reata Pharmaceuticals, Inc.
2801 Gateway Drive, Suite 150
Irving, TX 75063

Re: Reata Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 8, 2016
File No. 333-208843

Dear Mr. Huff:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
12. Related-Party Transactions, page F-24

1. You disclose that on September 23, 2015, your Board of Directors resolved to forgive a board director's promissory note principal and accrued interest, totaling $1,055,000, effective October 19, 2015 and recorded a charge to stock-based compensation expense of $536,000. Please explain to us how you accounted for the original issuance of the notes and how you determined the amount to expense. In addition, please tell us the guidance you relied upon to support your accounting. Finally, tell us how this transaction is reflected in your tabular disclosure of your stock option grants on page 77.

5. Income Taxes, page F-17

2. You disclose that based on known factors you have determined that, during 2015, you will realize a portion of your tax benefits from the reversal of your deferred revenue

temporary differences.   However, you also disclose the Company's deferred tax assets have been fully offset by a valuation allowance in 2015. Please reconcile these two disclosures for us and revise as necessary.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3636 or, in her absence, Sharon Blume, Accounting Branch Chief at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Via E-Mail
      Robert Kimball, Esq.